Exhibit 99.1

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Condensed Interim Consolidated Financial Statements	6

1

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of June 30, 2024	As of December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	27,804	6,678
Trade and other receivables	1,238	290
Inventories (note 5)	3,055	4,009
Income taxes receivable	117	-
Prepaid expenses and other assets (note 6)	994	290
Total current assets	33,208	11,267
Non-current assets
Restricted cash and cash equivalents	332	8
Investment tax credit receivable	719	743
Property and equipment (note 7)	11,499	11,645
Intangible assets (note 8)	3,335	7
Deferred tax assets	952	75
Total non-current assets	16,837	12,478
Total assets	50,045	23,745

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 9)	5,841	1,012
Provisions	432	-
Income taxes payable	108	-
Current portion of deferred revenues (note 4)	97	-
Current portion of lease liabilities	407	299
Warrant liability (note 11)	2,796	-
DSU liability (note 12)	217	-
Total current liabilities	9,898	1,311
Non-current liabilities
Deferred revenues (note 4)	1,613	-
Lease liabilities	1,280	1,399
Employee future benefits (note 10)	11,027	-
Total non-current liabilities	13,920	1,399
Total liabilities	23,818	2,710
Shareholders’ equity
Share capital (note 13)	22,002	13,517
Contributed surplus	3,910	3,874
Retained earnings	1,533	4,356
Accumulated other comprehensive loss	(1,218)	(712)
Total Shareholders’ equity	26,227	21,035
Total liabilities and shareholders’ equity	50,045	23,745

Commitments (note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Ronnie Miller	/s/ Dennis Turpin
Ronnie Miller, Chair of the Board	Dennis Turpin, Director

2

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2024	13,517	3,874	4,356	(712)	21,035
Net loss	-	-	(2,823)	-	(2,823)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(506)	(506)
Comprehensive loss			(2,823)	(506)	(3,329)
Acquisition of Aeterna Zentaris Inc. (note 3)	8,485	9	-	-	8,494
Share-based compensation costs	-	27	-	-	27
Balance – June 30, 2024	22,002	3,910	1,533	(1,218)	26,227

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2023	13,496	3,690	7,841	(1,204)	23,823
Net loss	-	-	(1,145)	-	(1,145)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	546	546
Comprehensive income			(1,145)	546	(599)
Options exercised	2	(1)	-	-	1
Share-based compensation costs	-	143	-	-	143
Balance – June 30, 2023	13,498	3,832	6,696	(658)	23,368

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
Revenues (note 4)	2,337	1,392	4,394	3,977
Cost of sales	(1,518)	(595)	(2,671)	(1,992)
Gross profit	819	797	1,723	1,985

Research and development	(1,530)	(691)	(2,592)	(1,115)
Selling, general and administrative	(3,044)	(1,220)	(4,710)	(2,352)
Loss from operations	(3,755)	(1,114)	(5,579)	(1,482)

Gain due to changes in foreign currency	17	-	42	-
Finance costs	(22)	(24)	(85)	(90)
Other income	109	43	158	114
Change in fair value of warrant and DSU liabilities	1,755	-	1,755	-
Other income	1,859	19	1,870	24

Loss before income taxes	(1,896)	(1,095)	(3,709)	(1,458)

Income tax recovery	474	235	886	313
Net loss	(1,422)	(860)	(2,823)	(1,145)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(47)	479	(506)	546
Comprehensive loss	(1,469)	(381)	(3,329)	(599)

Basic and diluted loss per share (note 16)	(0.64)	(0.47)	(1.39)	(0.62)

Weighted average number of shares outstanding (basic and diluted)	2,220,303	1,846,775	2,033,539	1,846,759

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,422)	(860)	(2,823)	(1,145)
Items not affecting cash and cash equivalents:
Depreciation and amortization	377	362	736	721
Share-based compensation costs	13	43	27	142
Employee future benefits	43	-	43	-
Change in fair value of warrant and DSU liabilities	(1,755)	-	(1,755)	-
Other non-cash items	11	-	11	-
Income tax recovery	(474)	(235)	(886)	(313)
Changes in operating assets and liabilities (note 15)	1,818	(123)	857	(1,047)
Net cash used in operating activities	(1,389)	(813)	(3,790)	(1,642)

Cash flows from financing activities
Exercise of stock options	-	-	-	1
Payments on lease liabilities	(126)	(70)	(198)	(134)
Net cash used in financing activities	(126)	(70)	(198)	(133)

Cash flows from investing activities
Acquisition of Aeterna Zentaris Inc. (note 3)	26,037	-	26,037	-
Purchase of property and equipment	(157)	(54)	(721)	(85)
Net cash used in investing activities	25,880	(54)	25,316	(85)
Effect of exchange rate changes on cash and cash equivalents	(67)	180	(202)	208

Net change in cash and cash equivalents	24,298	(757)	21,126	(1,652)
Cash and cash equivalents – Beginning of period	3,506	9,295	6,678	10,190
Cash and cash equivalents – End of period	27,804	8,538	27,804	8,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1. Business overview

Summary of business

COSCIENS Biopharma Inc. (the “Company”), formerly Aeterna Zentaris Inc., is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. The Company’s patented technologies include Pressurized Gas eXpanded (PGX) technology that generates high-value yields of active ingredients from natural plant resources for use in novel cosmeceutical, nutraceutical and therapeutics products. The Company’s two value-driving active ingredient products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their health benefits.

The Company’s lead pharmaceutical product, macimorelin (Macrilen; Ghryvelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD).

The Company is also dedicated to the development of its therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including treatment of inflammation-based diseases, idiopathic pulmonary fibrosis (IPF), neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

Transaction

On December 14, 2023, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) entered into a binding arrangement agreement pursuant to which Aeterna would acquire all of the issued and outstanding common shares of Ceapro (the “Transaction”) by way of a plan of arrangement pursuant to which, at closing, each outstanding Ceapro common share would be exchanged for 0.02360 of a Aeterna common share (the “Plan of Arrangement”). Additionally, as part of the Transaction, Aeterna would issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant (“New Warrant”) for each Aeterna common share or warrant held. On March 12, 2024, the shareholders of both Ceapro and Aeterna approved the Plan of Arrangement at their respective special meetings. On March 28, 2024, the Court of Kings Bench of Alberta approved the Plan of Arrangement. The Transaction was consummated on June 3, 2024.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro is the acquirer of Aeterna in the Transaction. The consolidated financial statements of COSCIENS Biopharma Inc. as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 reflect the results of operations and financial position of Ceapro for the periods presented and includes 28 days of the results of operations of Aeterna as of June 30, 2024 and for three and six months ended June 30, 2024 subsequent to the Transaction, which was completed on June 3, 2024. Refer to Note 3 for additional information.

The accompanying consolidated financial statements include the accounts of COSCIENS Biopharma Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (the “Group”). COSCIENS Biopharma Inc. is the ultimate parent company of the Group. The Company currently has six wholly-owned direct and indirect subsidiaries, Ceapro Inc. and its wholly-owned subsidiaries Ceapro (P.E.I.) and JuventeDC Inc., based in Canada, Aeterna Zentaris GmbH (“AEZS Germany”) and its wholly-owned subsidiary Zentaris IVF GmbH, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

6

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange under the symbol CSCI (previously AEZS) and on the NASDAQ Capital Market under the symbol CSCI (previously AEZS).

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. The unaudited condensed interim consolidated financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Ceapro’s annual consolidated financial statements as of and for the year ended December 31, 2023.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in Ceapro’s annual consolidated financial statements, except for the accounting policies as described below:

Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company to the former owners of the acquired business on the acquisition date. Identifiable assets acquired and liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Acquisition-related costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Foreign currency

Effective June 30, 2024, Ceapro has changed its reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency has been applied retrospectively such that all amounts in the consolidated financial statements of the Company and the accompanying notes thereto are expressed in U.S. dollars. References to “$” are U.S. dollars and references to “CA $” are to Canadian dollars. For comparative purposes, historical consolidated financial statements of Ceapro were recast in U.S. dollars by translating assets and liabilities at the closing exchange rate in effect at the end of the respective period, revenues, expenses and cash flows at the average exchange rate in effect for the respective period and equity transactions at historical exchange rates. Translation gains and losses are included in the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive loss.

7

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Post-employment benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded post-employment benefit plans in Germany. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides defined contribution plans to some of its employees.

For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Revenue

The Company generates revenue from supply agreements and licensing agreements with customers for the sale of certain finished goods, semi-finished goods and active pharmaceutical ingredients. The license is generally combined with other promises to supply goods to the customer, and revenue from the combined performance obligation is satisfied at a point in time, which occurs upon shipment. The transaction price for the combined performance obligation includes the license non-refundable non-creditable upfront payment, regulatory milestones, royalties and the selling price of each good supplied. Milestone payments, which are oftentimes payable upon the successful achievement of development or regulatory events, and royalties are included in the transaction price using the most likely amount method only if the milestones are considered probable of being reached and the Company concludes it is highly probable that a significant revenue reversal will not occur. Milestone payments and royalties that are not within the control of the Company or the licensee, such as regulatory approvals, are generally not considered probable of being achieved until those approvals or subsequent sales are received. The Company allocates the transaction price to the projected units that the Company expects to supply pursuant to the contract, estimated based on current projections and anticipated market demand.

Intangible assets

Intangible assets, consisting of patents, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Patents are amortized on their respective remaining patent life and are expiring between 2027 and 2041.

Warrant liabilities

Warrant liabilities are derivative financial instruments. They are initially measured at fair value. Subsequent to initial recognition, they are measured at fair value, and changes therein are recognised in profit or loss.

8

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. In the consolidated statement of financial position, trade receivables of $126 and other receivable of $164 were classified to trade and other receivables. In the consolidated statements of loss for the six months ended June 30, 2023, the general and administration expenses of $2,336 (for the three months ended June 30, 2023 - $1,210) and the sales and marketing expenses of $16 (for the three months ended June 30, 2023 - $10) were reclassified within Selling, general and administrative expenses.

New standards and amendments

Several amendments apply for the first time for reporting periods beginning after January 1, 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company. The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. No pronouncements have been disclosed as they are not expected to have a material impact on the Company’s condensed interim consolidated financial statements.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions about the future that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Revisions to estimates are recognized prospectively. Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Ceapro’s annual consolidated financial statements as of and for the year ended December 31, 2023, except for as described below:

●	Measurement of defined benefit obligations: key actuarial assumptions (note 10); and
●	Business acquisition: identification of the acquirer, determination of the fair value of the consideration transferred and fair value of some of the assets acquired and liabilities assumed (note 3).

3. Acquisition of Aeterna Zentaris Inc.

As discussed in Note 1, Business Overview, as a result of the Transaction, Ceapro acquired control of Aeterna Zentaris Inc. on June 3, 2024. Aeterna is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. Aeterna’s lead product, Macrilen® (macimorelin), is the first and only U.S. FDA and EMA approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. Aeterna is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world. Aeterna is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

9

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The Transaction was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Ceapro was considered to be the accounting acquirer, and Aeterna was considered the legal acquirer. The amounts recorded for certain assets and liabilities are preliminary in nature and are subject to adjustment as additional information is obtained about the facts and circumstances that existed as of the acquisition date. The final determination of the fair values of certain assets and liabilities will be completed within the measurement period of up to one year from the acquisition date. Under the acquisition method of accounting, total consideration exchanged and allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the Transaction were as follows:

Preliminary Purchase Price Allocation

	Number	Amount
	#	$
Purchase price
Shares deemed issued to Aeterna shareholders(1)	1,213,967	8,485
Warrants issued to Aeterna shareholders(2)	633,543	4,422
Replacement share-based payment awards:
Equity-settled options(3)	12,949	9
Cash-settled DSUs(3)	49,230	344
Warrants deemed issued(4)	114,405	2
	2,024,094	13,262

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		26,037
Trade and other receivables		142
Inventories		64
Income tax receivables		119
Prepaid expenses and deposits		971
Restricted cash equivalents		328
Property and equipment		235
Intangible assets(5)		3,352
Accounts payable and accrued liabilities		(4,357)
Provisions		(424)
Income tax payable		(109)
Deferred revenues		(1,731)
Lease liabilities		(201)
Employee future benefits		(11,164)

Total provisional identifiable net assets (liabilities)		13,262

(1)	The fair value of the 1,213,967 common shares deemed issued to Aeterna shareholders of $6.99 per share was based on the listed share price of Ceapro as at June 3, 2024 (CA$0.225), after giving effect to the exchange of each outstanding Ceapro common share for 0.02360 of a Aeterna common share and the foreign currency exchange rate.

10

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

(2)	The fair value of the 633,543 New Warrants issued to Aeterna shareholders was based on the listed share price of Ceapro as at June 3, 2024 of $6.99 (CA$0.225) less the exercise price of $0.01, after giving effect to the exchange of each outstanding Ceapro Common Share for 0.02360 of a Aeterna Zentaris Common Share and the foreign currency exchange rate.

(3)	In accordance with the terms of the Plan of Arrangement, Aeterna’s share-based payment awards held by employees of Aeterna continued with no modifications and are deemed to be replacement awards issued.

The fair value of the replacement awards is $356, after taking into account an estimated forfeiture rate of nil. The consideration for the business combination includes $9 for equity-settled options and $344 for cash-settled DSUs transferred to employees of Aeterna when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $3 will be recognized as post-acquisition compensation cost.

The fair value at acquisition date was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options were granted, using the following assumptions:

Options
Expected dividend yield	$0.0
Weighted average expected volatility	65%
Weighted average risk-free rate	4.01%
Weighted average expected life (years)	2.87
Share price	$6.99
Weighted average exercise price	$50.15
Weighted average fair value	$0.90

The expected volatility of these options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

The fair value of the replacement DSUs of $6.99 per DSU was based on the listed share price of Ceapro as at June 3, 2024 (CA$0.225), after giving effect to the exchange of each outstanding Ceapro common share for 0.02360 of a Aeterna common share and the foreign currency exchange rate.

(4)	The fair value of the 114,405 warrants deemed issued to Aeterna warrant holders was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the warrants were issued, using the following assumptions:

Warrants
Expected dividend yield	$0.00
Weighted average expected volatility	65%
Weighted average risk-free rate	4.47%
Weighted average expected life (years)	1.19
Share price	$6.99
Weighted average exercise price	$87.04
Weighted average fair value	$0.02

(5)	The identifiable intangible assets consist of patents expiring between 2027 and 2041 which will be amortized on their respective remaining patent life. To estimate the fair value of the intangible assets, management uses the royalty relief method to value patents using discounted cash flow models. Management developed assumptions related to revenue and EBITDA margin forecasts, attrition rates, royalty rates and discount rates.

For the period subsequent to the Transaction, Aeterna contributed revenue of $3 and net loss of $214 to the Company’s results. If the acquisition had occurred on January 1, 2024, management estimates that revenue would have been $4,399 and consolidated net loss for the year would have been $12,035. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2024.

11

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The Company incurred acquisition-related costs of $4,081 on legal fees and due diligence costs. These costs have been included in Selling, general and administrative expenses as incurred.

4. Revenue

The Company derives revenue from the transfer of goods at a point in time in the following categories:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
Active ingredients	2,334	1,392	4,391	3,977
Pharmaceutical	3	-	3	-
	2,337	1,392	4,394	3,977

Deferred revenue

The deferred revenue balance primarily relates to the advance consideration received in the form of non-refundable non-creditable upfront payment and milestone payments relating to list price approvals of Ghryvelin™ in the United Kingdom, Spain and Germany as per an exclusive licensing agreement for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom and an exclusive supply agreement for a period of ten years, subject to renewal, to supply such Licensed Product.

Revenue for this contract will be recognized based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the Pharmanovia Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue. The Company expects to recognize the balance of the deferred revenue over the remaining period of eight years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives. For the three months and six months ended June 30, 2024, the Company recognized $nil and $nil respectively as revenue from the deferred revenue balance originating from the acquisition of Aeterna Zentaris Inc. (note 3).

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	June 30, 2024
	Current	Non-current	Total
	$	$	$
Pharmanovia	97	1,484	1,581
NK Meditech	-	129	129
	97	1,613	1,710

12

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

5. Inventories

The Company had the following inventories at the end of each reporting period:

	June 30,	December 31,
	2024	2023
	$	$
Raw materials	767	889
Work in progress	2,080	2,576
Finished goods	208	544
	3,055	4,009

Inventories expensed to cost of goods sold during the three-month period ended June 30, 2024, are $1,398 (June 30, 2023 - $595) and the six-month period ended June 30, 2024, are $2,467 (June 30, 2023 - $1,992).

6. Prepaid expenses and other assets

The Company had the following prepaid expenses at the end of each reporting period:

	June 30,	December 31,
	2024	2023
	$	$
Prepaid insurance	4	81
Prepaid research and development	681	97
Other	309	112
	994	290

13

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

7. Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2023	1,462	9,223	681	2,730	6,442	20,538
Additions	683	68	20	-	86	857
Disposals	-	(438)	-	-	-	(438)
Impact of foreign exchange rate changes	54	206	16	64	152	492
At December 31, 2023	2,199	9,059	717	2,794	6,680	21,449
Acquisition of Aeterna (note 3)	-	124	23	88	-	235
Additions	700	6	3	-	12	721
Impact of foreign exchange rate changes	(77)	(294)	(26)	(99)	(217)	(713)
At June 30, 2024	2,822	8,895	717	2,783	6,475	21,692

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2023	-	4,842	565	997	2,180	8,584
Amortization	-	630	34	287	490	1,441
Disposals	-	(438)	-	-	-	(438)
Impact of foreign exchange rate changes	-	114	14	29	60	217
At December 31, 2023	-	5,148	613	1,313	2,730	9,804
Amortization	-	307	14	142	249	712
Impact of foreign exchange rate changes	-	(167)	(22)	(44)	(90)	(323)
At June 30, 2024	-	5,288	605	1,411	2,889	10,193

	Carrying amount
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2023	2,199	3,911	104	1,481	3,950	11,645
At June 30, 2024	2,822	3,607	112	1,372	3,586	11,499

14

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Depreciation expense is allocated to the following expense categories:

	Cost of goods sold	Selling, general and administrative	Research and development	Total
	$	$	$	$
Six Months Ended June 30, 2023	579	142	-	721
Six Months Ended June 30, 2024	514	157	41	712

Included right-of-use in the net carrying amount of property and equipment at June 30, 2024, are assets relating to buildings, in the amount of $1,372 (December 31, 2023 - $1,481).

Included in the carrying amount of leasehold improvements is $800 (December 31, 2023 - $800) and included in the carrying amount of equipment not available for use is $2,822 (December 31, 2023 - $2,199) which represent the accumulated expenditures incurred on the purchase of an ethanol recovery system, equipment purchased for technology scale-up, other equipment, and the engineering design for the related construction and installation of the ethanol recovery system. Construction and installation activities related to technology scale-up have progressed since year-end. However, as the activities had not yet been finalized, depreciation on these balances has not commenced.

The Company has entered into a purchase commitment with a European specialized engineering firm for the supply of engineering, services and equipment related to the construction of a PGX-100 pilot plant for $947 (€1,015). Payments made toward the purchase are included in the carrying amount of equipment not available for use. As of June 30, 2024, the remaining purchase commitment is $678 (€727) and is expected to be completed in 2024.

15

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

8. Intangible assets

Changes in the carrying value of the Company’s identifiable intangible assets are summarized below.

	As at June 30, 2024
	Cost	Accumulated amortization	Carrying value
	$		$
At January 1, 2024	34	(27)	7
Acquisition of Aeterna (note 3)	3,352	-	3,352
Amortization	-	(24)	(24)
Impact of foreign exchange rate changes	1	(1)	-
At June 30, 2024	3,387	(52)	3,335

	As at December 31, 2023
	Cost	Accumulated amortization	Carrying value
	$		$
At January 1, 2023	33	(24)	9
Acquisition of Aeterna (note 3)	-	-	-
Amortization	-	(3)	(3)
Impact of foreign exchange rate changes	1	-	1
At December 31, 2023	34	(27)	7

9. Accounts payable

The Company had the following accounts payable and accrued expenses at the end of each reporting period:

	June 30,	December 31,
	2024	2023
	$	$
Trade accounts payable	3,585	281
Accrued research and development costs	510	-
Accrued employee benefits	472	130
Payroll tax and other statutory liabilities	7	-
Other accrued liabilities	1,267	601
	5,841	1,012

16

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

10. Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Six months ended June 30, 2024
	Pension	Other
	benefit plans	benefit plans	Total
	$	$	$
Change in plan liabilities
Balances – Beginning of the period	-	-	-
Acquisition of Aeterna (note 3)	22,036	100	22,136
Current service cost	10	1	11
Interest cost	66	-	66
Actuarial gain from changes in financial assumptions	-	-	-
Benefits paid	(61)	-	(61)
Impact of foreign exchange rate changes	(271)	(2)	(273)
Balances – End of the period	21,780	99	21,879

Change in plan assets
Balances – Beginning of the period	-	-	-
Acquisition of Aeterna Zentaris Inc. (note 3)	10,972	-	10,972
Interest income from plan assets	33	-	33
Employer contributions	3	-	3
Employee contributions	1	-	1
Benefits paid	(21)	-	(21)
Impact of foreign exchange rate changes	(136)	-	(136)
Balances – End of the period	10,852	-	10,852

Net liability of the unfunded plans	10,717	99	10,816
Net liability of the funded plans	211	-	211
Net amount recognized as Employee future benefits	10,928	99	11,027

Amounts recognized:
In net loss	42	1	43
Actuarial gain on defined benefit plans in other comprehensive loss	-	-	-

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. There was no change in the discount rate of 3.70% used as of June 3, 2024 to the rate used as of June 30, 2024, resulting in nil movement in the actuarial gain on defined benefit plan during the six months ended June 30, 2024.

17

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

11. Warrants

Warrant activity for the six months ended June 30, 2024, was as follows:

	Warrants	Weighted average exercise price	Amount
	#	$	$
Balance – December 31, 2023	-	-	-
Warrants either issued or assumed as part of the acquisition of Aeterna (note 3)	747,948	13.32	4,424
Change in fair value of warrants	-	-	(1,628)
Balance – June 30, 2024	747,948	13.32	2,796

The method and inputs used in estimating the fair value of warrants on the acquisition date are described in Note 3. The fair values of warrants as at June 30, 2024 are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the period presented were as follows:

June 30, 2024
Expected dividend yield	$0.00
Expected volatility	65.00%
Risk-free annual interest rate	4.47%
Expected life (years)	2.65
Weighted average share price	$6.99
Weighted average exercise price	$13.32

At June 30, 2024, the following warrants were outstanding:

Issuance date	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
September 2019	13,249	0.24	165.00
February 2020	11,129	1.14	129.12
July 2020	56,210	1.01	45.00
August 2020	17,310	1.60	47.00
February 2021	16,507	1.64	181.25
June 2024	633,543	2.93	0.01
Balance – June 30, 2024	747,948	2.65	13.32

18

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

12. Deferred share units

The compensation expense for the six months ended June 30, 2024, was a gain of $127 (2023 - nil) and is presented in selling, general and administrative expenses. DSU activity for the six months ended June 30, 2024, was as follows:

	Units	Amount
	#	$
Balance – January 1, 2024	-	-
Granted – Replacement awards (note 3)	49,230	344
Change in fair value of DSUs	-	(127)
Balance – June 30, 2024	49,230	217

13. Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

	Common shares	Amount
	#	$
Balance – December 31, 2023	1,847,593	13,517
Deemed issuance of shares to Aeterna shareholders (note 3)	1,213,967	8,485
Balance – June 30, 2024	3,061,560	22,002

As discussed in Note 1, Business Overview, on June 3, 2024, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Accordingly, all common shares, stock options and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange.

Share-based compensation

The Company grants stock options to eligible employees, directors, officers, and consultants under stock option plans. In accordance with the terms of the Plan of Arrangement, the 12,949 share-based payment awards held by employees of Aeterna prior to the transaction date of June 3, 2024 are deemed to be replacement awards issued with no modifications. Furthermore, in the six months ended June 30, 2024, the Company granted nil (2023 – 21,004) new stock options. The stock options have a term of seven years and will vest over a period of three years. The fair value at grant date is estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options were granted, using the following assumptions:

June 30, 2023
Expected dividend yield	$0.00
Expected volatility	65.00%
Risk-free annual interest rate	3.21%
Expected life (years)	5.0
Share price	$25.85
Exercise price	$25.85
Grant date fair value	$14.83

19

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

The compensation expense for the three months ended June 30, 2024, was $13 (2023 – $43) and for the six months ended June 30, 2024, was $27 (2023 – $142) recognized over the vesting period. Option activity for the six months ended June 30, 2024, and 2023, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2024	74,371	20.74
Granted - Replacement options (note 3)	12,949	50.65
Cancelled / Forfeited	(6,442)	12.07
Balance – June 30, 2024	80,878	26.22

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2023	64,735	20.46
Granted	21,004	19.00
Exercised	(472)	2.92
Cancelled / Forfeited	(944)	19.00
Balance – June 30, 2023	84,323	20.46

Concurrent with the Transaction described in Note 1, Business Overview, on June 3, 2024, each outstanding stock option was reissued to reflect the exchange rate of the Company’s common shares and to convert the exercise price into U.S. dollar. Accordingly, all quantities and prices in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange and related adjustments.

14. Fair value of financial instruments

The following presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy.

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date;
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that, excluding the derivative warrants, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

As at June 30, 2024 and December 31, 2023, the warrants is the only financial instrument measured at fair value in the condensed interim consolidated statement of financial position. The warrants having an exercise price of $0.01 are classified in level 2 and their fair value has been estimated by reference to the quoted price of the underlying shares at the reporting date. The fair value of all other warrants measured at fair value are classified in level 3.

20

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

15. Supplemental disclosure of cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	427	987	(684)	927
Inventory	501	(673)	894	(1,034)
Prepaid expenses and other current assets	368	51	248	26
Payables and accrued liabilities	565	(488)	442	(966)
Provision for restructuring and other costs	1	-	1	-
Employee future benefits	(44)	-	(44)	-
	1,818	(123)	857	(1,047)

16. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
Net loss	(1,422)	(860)	(2,823)	(1,145)
Basic and diluted weighted-average shares outstanding	2,220,303	1,846,775	2,033,539	1,846,759

Basic and diluted loss per share	(0.64)	(0.47)	(1.39)	(0.62)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	130,108	84,323	130,108	84,323
Warrants	747,948	-	747,948	-

21

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

17. Segment information

As of June 30, 2024 and a result of the transaction, the Company has two reportable and operating segments: Active ingredient and Biopharmaceutical. The Group’s chief operating decision maker assesses the performance of the reportable segments based on revenues and operating loss before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. Accounting policies applied for the Active ingredient and the Biopharmaceutical segments are identical to those used for the purposes of the consolidated financial statements as described in Note 2.

Active ingredients

The Active ingredient segment involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan, oat oil and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Biopharmaceutical

The Biopharmaceutical segment includes the results of Aeterna Zentaris from its acquisition on June 3, 2024 (Note 3). The segment involves the commercializing and developing pharmaceutical therapeutics and diagnostic tests, including the Company’s lead product, Macrilen® (macimorelin). The segment also includes costs associated with the development of our pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

22

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The table below summarizes the relevant financial information by operating segment:

	Three months ended June 30, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	2,334	3	2,337
Cost of sales	(1,514)	(4)	(1,518)
Gross margin	820	(1)	819
Research and development	(782)	(748)	(1,530)
Loss from operations before SG&A and other income (expenses)	38	(749)	(711)
Selling, general & administrative			(3,044)
Loss from operations			(3,755)
Net other income			1,859
Loss before income taxes			(1,896)

	Three months ended June 30, 2023
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	1,392	-	1,392
Cost of sales	(595)	-	(595)
Gross margin	797	-	797
Research and development	(691)	-	(691)
Income from operations before SG&A and other income (expenses)	106	-	106
Selling, general & administrative			(1,220)
Loss from operations			(1,114)
Net other income			19
Loss before income taxes			(1,095)

23

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

	Six months ended June 30, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	4,391	3	4,394
Cost of sales	(2,667)	(4)	(2,671)
Gross margin	1,724	(1)	1,723
Research and development	(1,844)	(748)	(2,592)
Loss from operations before SG&A and other income (expenses)	(120)	(749)	(869)
Selling, general & administrative			(4,710)
Loss from operations			(5,579)
Net other income			1,870
Loss before income taxes			(3,709)

	Six months ended June 30, 2023
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	3,977	-	3,977
Cost of sales	(1,992)	-	(1,992)
Gross margin	1,985	-	1,985
Research and development	(1,115)	-	(1,115)
Income from operations before SG&A and other income (expenses)	870	-	870
Selling, general & administrative			(2,352)
Loss from operations			(1,482)
Net other income			24
Loss before income taxes			(1,458)

Major Customer

During the three and six months ended June 30, 2024, the Company had export sales to one major distributor of the Company’s products representing 87% of total revenue (2023 - 89% of total revenue). As at June 30, 2024, one customer represented 84% of total accounts receivable and other receivables (June 30, 2023 – one major customer amounted to 92%).

24

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2024, and for the three and six months ended June 30, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

18. Commitments

Significant expenditure under contracted supply agreements for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	4,352
1 - 3 years	54
4 - 5 years	-
More than 5 years	-
4,406

The Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $38,573 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

In addition, the Company previously entered into license agreements for technologies to increase the concentration of avenanthramides in oats and the rights to the PGX technology. As part of these agreements the Company shall pay an annual royalty percentage rate of 2.0% specific avenanthramides sales and up to 3.5% of PGX sales respectively.

The Company has entered into a purchase commitment with a European specialized engineering firm for the supply of engineering, services and equipment related to the construction of a PGX-100 pilot plant (note 7). As of June 30, 2024 the remaining purchase commitment is $678 (€727) and is expected to be completed in 2024.

25